September 26, 2014

Mark P. Shuman

Branch Chief - Legal

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Ivan Griswold

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Net Element, Inc. (formerly known as Net Element International, Inc.)

Amendment No. 3 to Registration Statement on Form S-3

Filed August 29, 2014
File No. 333-186621

Dear Mr. Shuman and Mr. Griswold:

This letter is on behalf of Net Element, Inc. (the “Company,” “we,” “our” or “us”) in response to your comments of September 16, 2014 regarding the Company’s Amendment No. 3 to Registration Statement on Form S-3 (“Amendment No. 3”) that was filed on EDGAR on August 29, 2014 (such Registration Statement, as amended, the “Registration Statement”).

For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Selling Security Holders, page 9

1.	Your amended registration statement seeks to register for resale approximately 10 million shares of additional common stock. Expand your disclosure to briefly describe the circumstances and transactions under which the selling shareholders acquired such shares.

The Company has expanded its disclosure by briefly describing the circumstances and transactions under which the selling shareholders acquired such shares of the Company’s common stock. Such additional disclosure was added under the heading “Selling Securityholders.”

Please note that after Amendment No. 3 to the Registration Statement was filed, Arco Group LLC sold its 1,150,000 shares of the Company’s common stock in reliance on Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), and thus is no longer a selling shareholder. Accordingly, the only selling shareholders remaining in the Registration Statement are TGR Capital LLC, MTZ Fund, LLC and MZ Capital LLC.

Please also note that after Amendment No. 3 to the Registration Statement was filed, TGR Capital LLC sold a portion of its shares of the Company’s common stock in reliance on Rule 144. Accordingly, the Registration Statement was amended to register a lesser number of shares of additional common stock.

If you have any additional questions or comments, please feel free to contact me directly at 305.588.0122, Serge Pavluk of Snell & Wilmer L.L.P. at 714.427.7442 or Joshua Schneiderman of Snell & Wilmer L.L.P. at 213.929.2545.

Sincerely,

/s/ Jonathan New

Jonathan New

Chief Financial Officer

Net Element, Inc.